"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425



Date: 2 May 2003

ORK – Annual General Meeting 2003

The Annual General Meeting of Orkla ASA was held on Wednesday 30 April 2003 in Oslo.

All proposals on the agenda were unanimously adopted, cf. notice of the AGM that was sent to Oslo Stock Exchange on 21 March 2003 and appendix to the notice sent 9 April 2003.

The following persons were elected as members and deputy members of the Corporate Assembly:

For two years:
Harald Arnkværn
Elisabeth Grieg
Marianne Lie
Johan H. Andresen jr.
Svein Aaser
Idar Kreutzer
Astrid E. Sørgaard

For one year:
Nils-Henrik Pettersson
Anniken Thue
Kurth A. Augustson
Jan Kildal
Tore Lindholt
Svein Rennemo
Gunn Wærsted

As deputies for two years:
Terje Venold
Atle Eide
Anne Birgitte Fossum
Ingrid Smedsrud
Scilla Hokholt
Christine Rødsæther

The Annual General Meeting adopted to reduce the share capital by NOK 14,951,562.50 from NOK 1,351,885,412.50 to NOK 1,336,933,850 by redeeming (amortising) 2,392,250 shares owned by Orkla ASA. The number of shares in the company will be reduced from 216,301,666 to 213,909,416. The share capital reduction will necessitate a corresponding amendment to the first sentence in Article 1 of the Articles of Association: "Orkla ASA is a public limited company with share capital of NOK 1,336,933,850 divided between 213,909,416 shares with a value of NOK 6.25 fully paid up." When the amortisation has been carried out, the number of shares owned by the company will be 7,213,032.

Furthermore, The Annual General Meeting adopted to renew the authority of the Board of Directors to acquire the company's own shares. The Board was granted authority to acquire shares in Orkla ASA with a nominal value of up to NOK 87,500,000 divided between a maximum of 14,000,000 shares. The amount that may be paid per share shall be no less than NOK 20 and no more than NOK 500. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of the company's own shares. This authorisation applies from 2 May 2003 until 1 November 2004."

The Annual General Meeting also adopted to renew the authority of the Board of Directors to increase share capital through new share subscriptions up to a maximum amount of NOK 90,000,000 divided between a maximum of 14,400,000 shares, each with a nominal value of NOK 6.25. This authorisation may apply to one or more share issues. The Board of Directors may decide to depart from the preferential right of shareholders to subscribe to shares pursuant to section 10-4 of the Public Limited Companies Act. This authorisation applies until the Annual General Meeting in 2005, or 30 April 2005 at the latest.

The share is quoted exclusive of dividend 2 May 2003. The dividend of NOK 3.40 per share is paid out 22 May 2003.